# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnum Ice Cream Co N.V., CIK 0002071668
CUSIP: N5505D105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: REGULIERSDWARSSTRAAT 63, AMSTERDAM, Netherlands (P7), 1017 BK
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000940594-26-000034
Filed by CIK 0000940594

## Reporting persons
- ORBIS INVESTMENT MANAGEMENT LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 28,475,304; shared voting power 0; sole dispositive power 28,475,304; shared dispositive power 0; aggregate amount beneficially owned 28,475,304 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Magnum Ice Cream Co N.V.
Address of issuer's principal executive offices:
REGULIERSDWARSSTRAAT 63, AMSTERDAM, NETHERLANDS
1017 BK

## Item 2. Person Filing
Name of person filing: ORBIS INVESTMENT MANAGEMENT LTD
Address of principal business office or, if none, residence: ORBIS INVESTMENT MANAGEMENT LTD: Orbis House, 25 Front Street, Hamilton, Bermuda HM11
Citizenship: ORBIS INVESTMENT MANAGEMENT LTD - BERMUDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 28,475,304
Percent of class: 4.7
Sole power to vote or to direct the vote: ORBIS INVESTMENT MANAGEMENT LTD - 28,475,304
Shared power to vote or to direct the vote: ORBIS INVESTMENT MANAGEMENT LTD - 0
Sole power to dispose or to direct the disposition: ORBIS INVESTMENT MANAGEMENT LTD - 28,475,304
Shared power to dispose or to direct the disposition: ORBIS INVESTMENT MANAGEMENT LTD - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- ORBIS INVESTMENT MANAGEMENT LTD: Matt Gaarder, Attorney-in-Fact (08/14/2026)